

Mail Stop 3561

August 11, 2008

Mr. Kenneth Montgomery
Chief Executive Officer
Debt Resolve, Inc.
707 Westchester Avenue, Suite L7
White Plains, New York 10604

> **Re:** **Debt Resolve, Inc.**
> **Item 4.01 Form 8-K**
> **Filed August 8, 2008**
> **File No. 001-33110**

Dear Mr. Montgomery:

We have reviewed your filing and have the following comments. We have limited our review to Item 4.01 of the above-referenced filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

Item 4.01 Form 8-K filed August 8, 2008

1. Our records show your file number as 1-33110 rather than 0-29525 that appears on the cover page. Please revise to include the correct file number.

2. Please disclose the date you actually engaged RBSM rather than the effective date of the engagement. Refer to paragraph (a)(2) of Item 304 of Regulation S-K.

3. We note your disclosure that the engagement of RBSM was approved by the audit committee of your board of directors. Since the dismissal and engagement of auditors are two separate events, please revise to clarify whether the decision to change accountants and the dismissal of M&K was also recommended or

approved by the audit committee or board of directors. Refer to paragraph (a)(1)(iii) of Item 304 of Regulation S-K.

4. Please revise your disclosure in the second paragraph to specify the period during which you had no consultation with your new independent accountant. This period should include the two most recent fiscal years and the subsequent interim period preceding the engagement of RBSM. Refer to paragraph (a)(2) of Item 304 of Regulation S-K.

5. Please revise your disclosure in the fourth paragraph regarding the period during which there were no disagreements with your former accountant. This period should include the two most recent fiscal years and the subsequent interim period through the dismissal of M&K on August 4, 2008. Refer to paragraph (a)(1)(iv) of Item 304 of Regulation S-K.

6. Item 304(a)(1)(v) of Regulation S-K requires you to provide the same type of information for reportable events as for disagreements. With respect to the material weakness that was determined to be a reportable event, please revise to include each of the disclosures specified in Item 304(a)(1)(iv) of Regulation S-K.

7. Please tell us the potential impact of the material weakness disclosed in the last paragraph on internal control over financial reporting and your plans to remediate the weakness.

8. Please file an updated letter from your former accountant addressing your revised disclosure as an exhibit to the amended filing. The exhibit should be filed as Exhibit 16. Refer to Item 601(b)(16) of Regulation S-K.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information as an EDGAR correspondence file. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosures in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to me at (202) 551-3322. In my absence, you may direct your questions to Bill Thompson, Accounting Branch Chief, at (202) 551-3344.

Sincerely,

Ta Tanisha Meadows
Staff Accountant